October 23, 2009

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Homeowners Choice, Inc. - File No. 001-34126

Form 10-K for the Year Ended December 31, 2008

Form 10-Q for the Period Ended June 30, 2009

Dear Mr. Rosenberg:

We are writing in response to additional comments we received from SEC Staff Accountant Tabitha Akins following the SEC’s review of our letter dated September 30, 2009. We received such additional comments during our October 15, 2009 telephone conversation with Ms. Akins.

With respect to our previous responses to the SEC’s prior comment #2 from your letter dated September 9, 2009 and verbal comments we received from Ms. Akins on September 23, 2009, you have requested that we further elaborate on our explanation by specifically identifying the factors that are attributable to the decrease in our reserves relating to prior years. Thus, we have updated our previously proposed disclosures and propose that, beginning with the filing of our Form 10-Q for the period ended September 30, 2009, we will identify the factors that are attributable to any increase or decrease in our reserves relating to prior years. Assuming our reserves related to 2008 and 2007 continue to be favorable at September 30, 2009, our Form 10-Q for the period ended September 30, 2009 will include information in the general format shown below, which includes our prior proposed disclosure:

“Our Losses and Loss Adjustment Expenses amounted to $xx.x million and $xx.x million, respectively, during the nine months ended September 30, 2009 and 2008. The $xx.x million increase during 2009 is primarily attributable to the increased claim activity resulting from the increase in policies in force. Our policies in force grew from approximately 20,000 as of September 30, 2008 to approximately 53,000 as of September 30, 2009 as a result of the October and December 2008 assumption transactions.

Our losses and loss adjustment expense reserves (“Reserves”), which are more fully described below under “Critical Accounting Policies and Estimates,” are specific to homeowners insurance, which is our only line of business. These Reserves include both case reserves on reported claims and our reserves for incurred but not reported (“IBNR”) losses. At each period-end date, the balance of our Reserves is based on our best estimate of the ultimate cost of each claim for those known cases and the IBNR loss reserves are estimated based primarily on our historical experience. Our Reserves increased from $xx.x million at December 31, 2008 to $xx.x million at September 30, 2009. The $xx.x million increase in our Reserves during 2009 is comprised of a $xx.x million increase specific to the nine months ended September 30, 2009 offset by a reduction of $xx.x million and $xx.x million in our Reserves for 2008 and 2007, respectively. The $xx.x million increase in our Reserves for 2009 claims is due to the increase in our policy volume, which resulted in an increase in the amount of reported losses in 2009 and caused us to strengthen our Reserves

United States Securities and Exchange Commission

October 23, 2009

for 2009 cases. The decrease of $xx.x million specific to our 2008 and 2007 Reserves is due to favorable development arising from lower than expected losses during 2009 relative to expectations used to establish our Reserve estimates at the end of 2008. Factors that are attributable to this favorable development may include a lower severity of claims than the severity of claims considered in establishing our Reserves and, additionally, actual case development may be more favorable than anticipated.”

We look forward to your response to our proposed changes to be reflected in our future filings with the Securities and Exchange Commission as outlined above. Further, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 727-213-3675 should you have questions or need additional information.

Sincerely,

HOMEOWNERS CHOICE, INC.

/s/ Richard R. Allen
Richard R. Allen
Chief Financial Officer